Filed Pursuant to Rule 424(b)(4)

Registration No. 333-238531

PROSPECTUS
July 6, 2020

Sphere 3D Corp.

Common Stock

This prospectus relates to the sale or other disposition from time to time by the selling stockholders identified in this prospectus of up to 13,136,666 shares of common stock. All of the shares, when sold, will be sold by these selling stockholders. The shares of common stock offered for resale by this prospectus include (i) up to 1,694,000 shares of common stock underlying our Series D Preferred Stock, (ii) up to 2,899,820 shares of common stock underlying Warrants to purchase shares of common stock, (iii) 6,962,026 shares of common stock purchasable by Oasis Capital, LLC (“Oasis Capital”) pursuant to the terms and conditions of an Equity Purchase Agreement that we entered into with Oasis Capital on May 15, 2020 (the “Equity Purchase Agreement”), (iv) up to 1,205,820 shares of common stock underlying a Convertible Debenture we issued to certain investors on March 23, 2020 and (v) 375,000 shares of common stock purchasable by ROK Consulting Inc. (“ROK”) pursuant to the terms and conditions of a Consulting Agreement that we entered into with ROK on April 24, 2020 (the “Consulting Agreement”). Subject to the terms and conditions of the Equity Purchase Agreement, we have the right to “put”, or sell at our discretion, up to $11,000,000 worth of shares of our common stock to Oasis Capital. This arrangement is sometimes referred to herein as the “Equity Line” or the “Oasis Equity Line.”

We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders. However, we may receive up to an aggregate of $11,000,000 in proceeds from the sale of our common stock to Oasis Capital pursuant to the Equity Line.

The prices at which the selling stockholders may sell the shares of our common stock will be determined by prevailing market prices or at prices that may be obtained in negotiated transactions. The selling stockholders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” on page 42. Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of common stock covered by this prospectus will be borne by the selling stockholders. We will pay the expenses incurred in registering the shares of common stock covered by this prospectus, including legal and accounting fees. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock trades on the Nasdaq Capital Market, or Nasdaq, under the symbol “ANY.” On June 24, 2020, the last reported sale price of our common stock on Nasdaq was $2.21 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

We have not registered the sale of the shares under the securities laws of any state. Brokers or dealers effecting transactions in the shares of common stock offered hereby should confirm that the shares have been registered under the securities laws of the state or states in which sales of the shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Sphere 3D Corp., or the shares of common stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

Our Company

Sphere 3D Corp. (“Sphere 3D” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”. Sphere 3D provides solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. Our integrated solutions include a patented portfolio for operating systems for storage, proprietary virtual desktop orchestration software, and proprietary application container software. Our software, combined with commodity x86 servers, or purpose-built appliances, deliver solutions designed to provide application mobility, security, data integrity and simplified management. These solutions can be deployed through a public, private or hybrid cloud and are delivered through a global reseller network and professional services organization. We have a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”), dedicated to helping customers achieve their IT goals. In November 2018, we divested ourselves of Overland Storage, Inc. and its subsidiaries (“Overland”) and associated product portfolio for long term archive as well as the RDX® removable disk product portfolio. We undertook this divestiture in order to facilitate the significant reduction of secured debt and to allow us to focus greater resources to our converged and hyper-converged product portfolio.

Discontinued Operations

In February 2018, the Company, Overland, and Silicon Valley Technology Partners, Inc. (formerly Silicon Valley Technology Partners LLC) (“SVTP”), a Delaware corporation established by Eric Kelly, the Company’s former Chief Executive Officer and Chairman of the Board of Directors, entered into a share purchase agreement (as amended by that certain First Amendment to Share Purchase Agreement dated August 21, 2018, and as further amended by that certain Second Amendment to Share Purchase Agreement dated November 1, 2018, the “Purchase Agreement”), pursuant to which the Company agreed to sell to SVTP all of the issued and outstanding shares of capital stock of Overland.

On November 13, 2018, pursuant the Purchase Agreement, the Company sold to SVTP all of the issued and outstanding shares of capital stock of Overland in consideration for (i) the issuance to the Company of shares of Series A Preferred Stock of SVTP representing 19.9% of the outstanding shares of capital stock of SVTP as of the closing with a value of $2.1 million, (ii) the release of the Company from outstanding debt obligations totaling $41.7 million assumed by SVTP, and (iii) $1.0 million in cash proceeds from SVTP.

In connection with the closing of the Purchase Agreement, we filed an articles of amendment to our articles of amalgamation setting forth the rights, privileges, restrictions and conditions of a new series of non-voting preferred shares of the Company (the “Series A Preferred Shares”) and entered into a Conversion Agreement, by and between the Company and FBC Holdings SARL (“FBC Holdings”), a related party, pursuant to which $6.5 million of the Company’s outstanding secured debt was converted into 6,500,000 Series A Preferred Shares.

Warrant Exchange Agreement

On March 16, 2018, the Company entered into warrant exchange agreements, in a privately negotiated exchange under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company issued 178,875 common shares in exchange for the surrender and cancellation of the Company’s outstanding March 24, 2017 warrants (the “Exchange”). Immediately after the Exchange, the previously issued warrants became null and void.

Reverse Stock Split

On October 24, 2018, the Board of Directors of the Company authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-8, which became effective on November 5, 2018. All share and per share amounts in the accompanying consolidated financial statements and the notes thereto have been restated for all periods to reflect the share consolidation.

Oasis Equity Line

On May 15, 2020, we entered into the Equity Purchase Agreement with Oasis Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Oasis Capital is committed to purchase up to an aggregate of $11,000,000 of shares of common stock over the 36-month term of the Equity Purchase Agreement. Concurrently with entering into the Equity Purchase Agreement, we also entered into a registration rights agreement with Oasis Capital (the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the resale of the shares of common stock that may be issued to Oasis Capital under the Equity Purchase Agreement. The purpose of the equity line is to provide us with proceeds as may be necessary for working capital and general corporate purposes.

Under the Equity Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us (such date, the “Put Date), we have the right, in our sole discretion, to present Oasis Capital with a purchase notice (each, a “Put Notice”), directing Oasis Capital (as principal) to purchase up to the lesser of, (i) if the closing bid price of our common stock is less than $2.00 per share of common stock (a) 120,000 shares of common stock or (b) 20% of the average trading volume of common stock in the 10 trading days immediately preceding the date of such Put Notice or (ii) if the closing bid price of our common stock is greater than or equal to $2.00, (a) 140,000 shares of common stock or (b) 20% of the average trading volume of common stock in the 10 trading days immediately preceding the date of such Put Notice at a per share price (the “Purchase Price”) equal to the lesser of (i) the lowest traded price of our common stock on the Clearing Date (defined below) or (ii) the average of the lowest three closing sale prices of our common stock during the 12 consecutive trading days immediately preceding the Clearing Date (each, an “Option 1 Put”), provided that the aggregate amount of all Option 1 Puts and Option 2 Puts (as defined below) does not exceed $750,000.

In addition, on any date on which Oasis Capital receives shares of common stock in connection with a Put Notice (the “Clearing Date”), we also have the right, in our sole discretion, to present Oasis Capital with a Put Notice (each, an “Option 2 Put”) directing Oasis Capital to purchase an amount of common stock equal to the lesser of (i) such amount that equals 10% of the daily trading volume of the common stock on the date of such Put Notice and (ii) $200,000, provided that the aggregate amount of the Option 1 Put and Option 2 Put on any Put Date or Clearing Date does not exceed $750,000 and the aggregate amount of all Option 1 Puts, Option 2 Puts and Option 3 Puts (defined below) does not exceed $11,000,000. The purchase price per share pursuant to such Option 2 Put is equal to the lesser of (i) 91% of the lowest traded price of our common stock during the ten consecutive trading days immediately preceding the Clearing Date and (ii) 93% of the daily volume weighted average price of our common stock on the Clearing Date. We also have the right, solely in the event that the closing price for our common stock on the day prior to the delivery of the Put Notice is greater than or equal to $2.50 per share, to present Oasis Capital with a Put Notice (each, an “Option 3 Put”) directing Oasis Capital to purchase an amount of common stock equal to 10% of the daily trading volume of the common stock during the ten trading days immediately preceding the date on which the Put Notice is delivered, at a purchase price equal to $2.00 per share. The Threshold Price (defined below) and the Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the period(s) used to compute the Threshold Price or the Purchase Price.

The Equity Purchase Agreement provides that we and Oasis Capital shall not affect any sales under the Equity Purchase Agreement on any purchase date where the lowest traded price of the common stock on both such date and on the immediately preceding trading day is less than $1.58 (the “Threshold Price”). We will control the timing and amount of sales of common stock to Oasis Capital; provided that we shall not deliver any Option 1 Put, Option 2 Put or Option 3 Put that would result in Oasis Capital beneficially owning a number of shares of common stock in excess of 9.99% of the shares of common stock then outstanding or a violation of the rules of Nasdaq. Oasis Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Equity Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, rights of first refusal, or participation rights in the Equity Purchase Agreement. We may terminate the Equity Purchase Agreement at any time, at our discretion, without any cost to us. Oasis Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of common stock during any time prior to the termination of the Equity Purchase Agreement.

Assuming a Put Date and Clearing Date of June 5, 2020, we would issue 52,992 common shares at a price per share of $1.81 for total gross proceeds of $95,916 with respect to the Option 1 Put, 16,500 common shares at a price per share of $1.71 for total gross proceeds of $28,215 with respect to the Option 2 Put and 15,271 common shares at a price per share of $2.00 for total gross proceeds of $30,542 with respect to the Option 3 Put. In calculating the per share price of the Option 1 Put, we used the closing price of our common shares on Nasdaq from May 19 to June 4. The per share price for the Option 2 Put was calculated based on the closing price of our common shares on Nasdaq between May 21 and June 4. The number of shares for the Option 3 Put was calculated using the average daily trading volume of our common shares on Nasdaq from May 21 to June 4.

Subscription Agreements

On March 23, 2020, we entered into subscription agreements with certain investors, including Torrington Financial Services Ltd. (the “Advisor”), a related party, for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of up to $725,000 (the “Offering”), with each Unit consisting of (a) a 6% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 of our common shares, and (b) a warrant to purchase 1,540 of our common shares exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of our issued and outstanding shares of common stock, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive our common shares held by the warrant holder).

In connection with the Offering and as compensation for the Advisor’s services, we issued to the Advisor convertible debentures equal to $58,000 and convertible into 89,320 common shares and a warrant to purchase 89,320 common shares and with other terms also substantially the same as the investors. We received cash proceeds of $575,000 from the Offering, and a participant of the offering, a related party, paid directly $150,000 to a financial consultant for a prepayment of future services to us. We intend to use the remaining proceeds from the Offering for general corporate and working capital purposes.

Between April 7, 2020 and April 24, 2020, we converted $377,000 of convertible debentures and issued 580,580 common shares, of which 271,040 common shares were issued to related parties.

Consulting Agreements

On April 24, 2020, we entered into a consulting agreement (the “ROK Consulting Agreement”) with ROK Consulting Inc. (“ROK”) to provide consulting services to us in the area of corporate finance, investor communications and financial and investor public relations. As compensation for ROK’s services to be provided pursuant to the Consulting Agreement, in addition to cash compensation, we have agreed to issue to ROK 375,000 shares of our common stock. 150,000 of such shares were due at signing of the Consulting Agreement, while the remaining 225,000 shares are to be issued upon the completion of the three month term of the Consulting Agreement. On June 19, 2020, the Company issued 150,000 common shares of the Company with a fair value of $360,000 to ROK per the terms of the ROK Consulting Agreement.

On June 1, 2020, we entered into a consulting agreement (the “Groupe P Consulting Agreement”) with Groupe Parameus Corp. (“Groupe P”) to provide consulting services to us for one year in the area of corporate finance, investor communications and financial and investor public relations. As compensation for Groupe P’s services to be provided pursuant to the Groupe P Consulting Agreement, in addition to a prepayment of $150,000 in cash, we granted 100,000 restricted stock awards, 100,000 common shares pursuant to the terms of Regulation D under the Securities Act, and a non-qualified stock option for the purchase of 50,000 common shares at an exercise price of $2.52 per share with a vest period over six months. On June 16, 2020, we issued 200,000 common shares to Groupe P with a fair value of $504,000.

In the second quarter of 2020, we entered into various other consulting agreements for business advisory services. On June 16, 2020, we granted 130,000 of restricted stock awards and issued 130,000 common shares with a fair value of $327,000 in lieu of cash payment to certain business advisors for future services to be performed. We granted to the same business advisors, in the aggregate, non-qualified stock options for the purchase of 80,000 common shares with an exercise price of $2.52 per share for future services to be performed for us.

Products and Service

Disk Systems

HVE Converged and Hyper-converged Infrastructure

In 2017, we acquired HVE, a technology provider of next generation converged and hyper-converged infrastructure dedicated to creating Manageable, Scalable, Reproducible, and Predictable (“MSRP”) solutions based on virtualization technologies running on high-performance, next generation platforms. HVE solutions are engineered, purpose-built converged and hyper-converged virtual workspace and server solutions that support a distributed architecture, scalable with predictable performances, and come bundled with continuous active monitoring. HVE product can include support for our Desktop Cloud Orchestrator™ (“DCO”) based on customer requirements.

●	The HVE-STACK high density server provides the computer and storage appliance for the data center and is ideal for high performance computing, cloud computing and virtual desktop infrastructure (“VDI”). The modular design and swappable components include hard drives and power supplies intended to improve the efficiency of data center deployment.

●	The HVE-VELOCITY High Availability Dual Enclosure storage area network (“SAN”) provides data reliability and integrity for optimal data storage, protection and recovery. It also provides a unified network attached storage (“NAS”) and SAN solution with thin provisioning, compression and deduplication. The HVE-VELOCITY platform is designed to eliminate single points of failure. The 12GSAS SSD design allows for faster access to data. It is optimized for mission-critical, enterprise-level storage applications.

●	The HVE 3DGFX is a VDI solution that offers hardware and software technologies to provide an appliance that can handle from eight to up to 128 high demand users in a single 2U appliance. The HVE 3DGFX was designed and engineered as a purpose-built solution based upon the MSRP engineering approach.

G-Series Appliance and G-Series Cloud

The G-Series appliance powered by Glassware containerization technology is designed to simplify Windows application migration and to enable access from any device including Macintosh, Windows, iOS, Chrome OS, and Android. The G-Series appliance is optimized for simplicity, flexibility and scalability. Through Glassware, a Microsoft Windows® based container technology, organizations looking to migrate applications to the cloud can quickly deploy a solution for virtualizing 16-bit, 32-bit, or 64-bit applications with their native functionality intact. For the provisioning of a 16-bit application to the G-Series appliance, users will often require advanced technical skills to set-up the application, or can contract professional services from the Company, or one of our certified system integrators. End users can access the containerized applications from cloud-connected devices (iOS, Android or Windows), through a lightweight downloadable app or simply from a browser. The G-Series appliance is designed to eliminate the complex tasks of designing, implementing, and maintaining application hosting environments and provides improved application session density and scale when compared to traditional hypervisor-based virtualization solutions.

G-Series Cloud is an offering available through Microsoft Azure and was developed to provide a virtual appliance that can be deployed from the Azure Marketplace to eliminate the task of designing, implementing, and maintaining localized application-hosting environments and their related hardware. G-Series Cloud is pre-configured, can be deployed in minutes and provides for a billing model based on usage.

Glassware Open Virtual Appliance and Open Virtual Format

Our most recent version of Glassware is compatible with the Open Virtual Appliance (“OVA”) and Open Virtual Format (“OVF”) open standards, supporting deployments of existing VMWare environments. Similar to the G-Series Cloud offering, OVA and OVF versions were developed to provide access to a virtual appliance from within VMWare virtual machines. While Glassware is not open source software, OVA and OVF open standards are supported for deployment. All Glassware products are delivered with a user interface allowing quick application deployments and integration with existing work flows and technologies.

SnapServer® Network Attached Storage Solutions

Our SnapServer® solutions are a platform for primary or nearline storage, and deliver stability and integration with Windows®, UNIX/Linux, and Macintosh environments. For virtual servers and database applications, the SnapServer® family supports iSCSI block-level access with Microsoft VSS and VDS integration to simplify Windows management. For data protection, the SnapServer® family offers RAID protection, and snapshots for point-in-time data recovery. The SnapServer XSR Series™ products support DynamicRAID® and traditional RAID levels 0, 1, 5, 6, and 10. The Snap family of products, SnapCLOUD®, and SnapServer®, have integrated data mobility tools to enable customers to build private clouds for sharing and synchronizing data for anytime, anywhere access.

●	The SnapServer® XSR40 is a 1U server that can be configured with up to four SATA III and SSD drives, and can scale to 400 TB of storage capacity by adding up to three SnapExpansion XSR™ enclosures.

●	The SnapServer® XSR120 is a 2U server that can be configured with up to 12 SATA III, SAS and SSD drives, and can scale to 960 TB of storage capacity by adding up to seven SnapExpansion XSR™ enclosures.

Our GuardianOS® storage software is designed for the SnapServer® family of enterprise-grade NAS systems and delivers simplified data management and consolidation throughout distributed information technology environments by combining cross-platform file sharing with block-level data access on a single system. The flexibility and scalability of GuardianOS® reduces the total cost of ownership of storage infrastructures for small and medium businesses to large Fortune 500 enterprises. In addition to a unified storage architecture, GuardianOS® offers highly differentiated data integrity and storage scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools.

Our Snap Enterprise Data Replicator (“Snap EDR”) provides multi-directional WAN-optimized replication. Administrators can automatically replicate data between SnapServer®, Windows, and Linux systems for data distribution, data consolidation, and disaster recovery.

During 2017, we announced the availability of our SnapServer® Hybrid and All Flash Array solutions, which is designed to allow information technology departments to modernize their data center, as well as provide the small and medium businesses access to the reliability, security, and performance of flash. In addition, we launched our SnapServer® solutions pre-configured and optimized to work with IP video surveillance cameras and create a new standard for simplicity and integration between IP networked video surveillance systems and data storage.

Service

Customer service and support are key elements of our strategy and critical components of our commitment in making enterprise-class support and services available to companies of all sizes. Our technical support staff is trained to assist our customers with deployment and compatibility for any combination of virtual desktop infrastructures, hardware platforms, operating systems and backup, data interchange and storage management software. Our application engineers are trained to assist with more complex customer issues. We maintain global toll-free service and support phone lines. Additionally, we also provide self-service and support through our website support portal and email.

Our service offerings provide for on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings. We are able to provide comprehensive technical assistance on a global scale.

Discontinued Operations

The following product lines were part of the Overland divestiture completed in November 2018 and are not included in the above Product and Service disclosures.

●	Disk Systems - RDX® Removable Disk Solutions

●	Tape Automation Systems - NEO® Tape-Based Backup and Long-Term Archive Solutions

●	Tape Drives and Media

Production

A significant number of our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. For certain products, we control the design process internally and then outsource the manufacturing and assembly in order to achieve lower production costs.

We purchase disk drives and chassis from outside suppliers. We carefully select suppliers based on their ability to provide quality parts and components which meet technical specifications and volume requirements. We actively monitor these suppliers but we are subject to substantial risks associated with the performance of our suppliers. For certain components, we qualify only a single source, which magnifies the risk of shortages and may decrease our ability to negotiate with that supplier.

Sales and Distribution

●	Distribution channel - We have distribution partners in North America. We sell through a two-tier distribution model where distributors sell our products to system integrators, value-added resellers (“VARs”) or direct market resellers (“DMRs”), who in turn sell to end users. We support these distribution partners through our dedicated sales force and engineers. In 2019, two distribution partners accounted for, in the aggregate, 24.5% of net revenue.

●	Reseller channel - Our worldwide reseller channel includes systems integrators, VARs and DMRs. Our resellers may package our products as part of complete application and desktop virtualization solutions data processing systems or with other storage devices to deliver complete enterprise information technology infrastructure solutions. Our resellers also recommend our products as replacement solutions when systems are upgraded, or bundle our products with storage management software specific to the end user’s system. We support the reseller channel through our dedicated sales representatives, engineers and technical support organizations.

●	Cloud Marketplace - Since 2015, we have utilized the Microsoft Azure Cloud Marketplace as an additional channel for our cloud solutions to sell to end-users directly with the pay-per-use model, supported through the Microsoft Azure Cloud.

Patents and Proprietary Rights

We rely on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of our products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection.

We may continue to file for patents regarding various aspects of our products, services and delivery method at a later date depending on the costs and timing associated with such filings. We may make investments to further strengthen our copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavors. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and partners with access to our proprietary information to execute confidentiality agreements and non-competition agreements (when applicable) and by restricting access to our proprietary information. Due to rapid technological change, we believe that establishing and maintaining an industry and technology advantage in factors such as the expertise and technological and creative skills of our personnel, as well as new services and enhancements to our existing services, are more important to our company’s business and profitability than other available legal protections.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the U.S. or Canada. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.

Competitive Conditions

We believe that our products are unique and innovative and afford us various advantages in the market place; however, the market for information technology is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development, and marketing resources. Competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total cost of ownership. Barriers to entry vary from low, such as those in traditional disk-based backup products, to high, in virtualization software. The markets for all of our products are characterized by price competition and as such we may face price pressure for our products.

Our Corporate Information

Sphere 3D is located at 895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, Canada, M3C 1W3. Our telephone number is +1 (858) 571-5555 and our Internet website address is www.sphere3d.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our web address as an inactive textual reference only.

About This Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 13,136,666 shares of common stock, of which (i) 1,694,000 shares were issuable upon the conversion of our Series D Preferred Stock, (ii) 2,899,820 were issuable upon the exercise of the outstanding warrants as of June 19, 2020, (iii) 6,962,026 shares of common stock purchasable by Oasis Capital pursuant to the terms and conditions of the Equity Purchase Agreement, (iv) up to 1,205,820 shares of common stock underlying a Convertible Debenture and (v) 375,000 shares of common stock purchasable by ROK pursuant to the terms and conditions of the ROK Consulting Agreement. All of the shares, when sold, will be sold by these selling stockholders. The shares offered by this prospectus may be sold by the selling stockholders in the open market at prevailing prices, through privately negotiated transactions or a combination of these methods. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Common Stock Offered	13,136,666 shares

Common Stock Outstanding at June 19, 2020(1)	5,527,405 shares

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will receive proceeds from the sale of shares to Oasis Capital under the Equity Line. Oasis Capital has committed to purchase, subject to certain terms and conditions, up to $11,000,000 worth of our shares of common stock over the 36 month term of the Equity Purchase Agreement.

Risk Factors	Prospective investors should carefully consider “Risk Factors” beginning on page 9 before buying the shares of our common stock.

Nasdaq Capital Market Symbol	ANY

The number of shares of common stock outstanding as of June 19, 2020 excludes:

●	131,175 shares underlying stock options with an average weighted price of $9.51;

●	9,687,778 shares underlying outstanding shares of our preferred stock;

●	3,101,182 shares underlying outstanding warrants with an average weighted exercise price of $3.63; and

●	76,041 shares of common stock reserved for issuance under our equity incentive plans.

RISK FACTORS

An investment in our in our common stock involves a high degree of risk. The risks described below include all material risks to our company or to investors in this offering that are known to our company. You should carefully consider such risks before participating in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus.

Risks Relating To Our Business

In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties, some of which are beyond our control. Should one or more of these risks and uncertainties materialize or should underlying assumptions prove incorrect, our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

In addition to risks which could apply to any company or business, you should also consider the business we are in and the following:

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns relating to the coronavirus outbreak have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. Risks related to consumers and businesses lowering or changing spending, which impact domestic and international spend. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer spending and business spending habits, they have also adversely impacted and may further impact our workforce and operations and the operations of our customers, suppliers and business partners. These measures may remain in place for a significant period of time and they are likely to continue to adversely affect our business, results of operations and financial condition.

The spread of the coronavirus has caused us to modify our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which the coronavirus outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of the coronavirus and a global pandemic, and, as a result, the ultimate impact of the coronavirus outbreak or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the coronavirus situation closely.

Our cash and other sources of liquidity will not be sufficient to fund our operations beyond August 31, 2020. We may not be successful in raising additional capital necessary to meet expected increases in working capital needs. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations or seek bankruptcy protection or be subject to an involuntary bankruptcy petition.

Management has projected that cash on hand will not be sufficient to allow us to continue operations beyond August 31, 2020 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.

Significant changes from our current forecasts, including but not limited to: (i) failure to comply with the financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to maintain compliance with the requirements of Nasdaq and/or inability to maintain listing with Nasdaq could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.

If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position, and liquidity.

We have granted security interests over certain of our assets in connection with various debt arrangements.

We have granted security interests over certain of our assets in connection with our line of credit, and we may grant additional security interests to secure future borrowings. If we are unable to satisfy our obligations under these arrangements, we could be forced to sell certain assets that secure these loans, which could have a material adverse effect on our ability to operate our business. In the event we are unable to maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, it could have a material adverse effect on our ability to access the level of funding necessary to continue operations at current levels. If any of these events occur, management may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.

We face a selling cycle of variable length to secure new purchase agreements for our products and services, and design wins may not result in purchase orders or new customer relationships.

We face a selling cycle of variable lengths to secure new purchase agreements. Even if we succeed in developing a relationship with a potential new customer and/or obtaining design wins, we may not be successful in securing new sales for our products or services, or new customers. In addition, we cannot accurately predict the timing of entering into purchase agreements with new customers due to the complex purchase decision processes of some large institutional customers, such as healthcare providers or school districts, which often involve high-level management or board approvals. Consequently, we have only a limited ability to predict the timing of specific new customer relationships.

We have a history of net losses. We may not achieve or maintain profitability.

We have limited non-recurring revenues derived from operations. Our near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. HVE and UCX, which we acquired in January 2017, also have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability. We may see continued losses during 2020 and as a result of these and other factors, we may not be able to achieve, sustain or increase profitability in the near future.

We are subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, technology, and market acceptance issues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering our stage of operations.

Our plans for growth will place significant demands upon our resources. If we are unsuccessful in achieving our plan for growth, our business could be harmed.

We are actively pursuing a plan to market our products domestically and internationally. The plan will place significant demands upon managerial, financial, and human resources. Our ability to manage future growth will depend in large part upon several factors, including our ability to rapidly:

●	build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for our products and services;

●	build or leverage, as applicable, a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of our products and services;

●	attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

●	develop support capacity for end-users as sales increase, so that we can provide post-sales support without diverting resources from product development efforts; and

●	expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as the number of personnel and size increases.

Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

Our market is competitive and dynamic. New competing products and services could be introduced at any time that could result in reduced profit margins and loss of market share.

The technology industry is very dynamic, with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Our competitors may announce new products, services, or enhancements that better meet the needs of end-users or changing industry standards. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the worldwide storage market is intensely competitive. A number of manufacturers of disk-based storage solutions compete for a limited number of customers. Barriers to entry are relatively low in these markets, and some of our competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, results of operations, financial position and liquidity.

Our success depends on our ability to anticipate technological changes and develop new and enhanced products.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can negatively impact the marketability of our existing products and can exert price pressures on existing products. It is critical to our success that we are able to anticipate and react quickly to changes in technology or in industry standards and to successfully develop, introduce, manufacture and achieve market acceptance of new, enhanced and competitive products on a timely basis and cost-effective basis. We invest substantial resources towards continued innovation; however, there can be no assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not negatively impact us. Our inability to develop products that are competitive in technology and price and that meet end-user needs could have a material adverse effect on our business, financial condition or results of operations.

Development schedules for technology products are inherently uncertain. We may not meet our product development schedules, and development costs could exceed budgeted amounts. Our business, results of operations, financial position and liquidity may be materially and adversely affected if the products or product enhancements that we develop are delayed or not delivered due to developmental problems, quality issues or component shortage problems, or if our products or product enhancements do not achieve market acceptance or are unreliable. We or our competitors will continue to introduce products embodying new technologies, such as new sequential or random access mass storage devices. In addition, new industry standards may emerge. Such events could render our existing products obsolete or not marketable, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

Our business is dependent on the continued market acceptance and usage of disk-based solutions. The impact of recent storage technology trends on our business is uncertain.

The industry in which we operate has experienced significant historical growth due to the continuing increase in the demand for storage by consumers, enterprises and government bodies around the world. While information technology spending has fluctuated periodically due to technology transitions and changing economic and business environments, overall growth in demand for storage has continued. Recent technology trends, such as the emergence of hosted storage, software as a service and mobile data access are driving significant changes in storage architectures and solution requirements. The impact of these trends on overall long-term growth patterns is uncertain. Nevertheless, if the general level of historic industry growth, or if the growth of the specific markets in which we compete, were to decline, our business and results of operations could suffer.

Our management team continually reviews and evaluates our product portfolio, operating structure, and markets to assess the future viability of our existing products and market positions. We may determine that the infrastructure and expenses necessary to sustain an existing product offering are greater than the potential contribution margin that we would realize. As a result, we may determine that it is in our best interest to exit or divest one or more existing product offerings, which could result in costs incurred for exit or disposal activities and/or impairments of long-lived assets. Moreover, if we do not identify other opportunities to replace discontinued products or operations, our revenues would decline, which could lead to further net losses and adversely impact the market price of our common shares.

In addition, we could incur charges for excess and obsolete inventory. The value of our inventory may be adversely affected by factors that affect our ability to sell the products in our inventory. Such factors include changes in technology, introductions of new products by us or our competitors, the current or future economic downturns, or other actions by our competitors. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which adversely affects cost of sales and gross profit. Our business has previously experienced, and we may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new products that we or our competitors may introduce. We have established reserves for slow moving or obsolete inventory. These reserves, however, may prove to be inadequate, which would result in additional charges for excess or obsolete inventory.

Our products may contain defects in components or design, and our warranty reserves may not adequately cover our warranty obligations for these products.

Although we employ a vigorous testing and quality assurance program, our products may contain defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a solution has been released to a customer and used by the customer and end-users. Defects and errors in our products could materially and adversely affect our reputation, result in significant costs, delay planned release dates and impair our ability to sell our products in the future. The costs incurred in correcting any solution defects or errors may be substantial and could adversely affect our operating margins. While we plan to continually test our products for defects and errors and work with end-users through our post-sales support services to identify and correct defects and errors, defects or errors in our products may be found in the future.

We have also established reserves for the estimated liability associated with product warranties. However, we could experience unforeseen circumstances where these or future reserves may not adequately cover our warranty obligations. For example, the failure or inadequate performance of product components that we purchase could increase our warranty obligations beyond these reserves.

The failure to attract, hire, retain and motivate key personnel could have a significant adverse impact on our operations.

Our success depends on the retention and maintenance of key personnel, including members of senior management and our technical, sales and marketing teams. Achieving this objective may be difficult due to many factors, including competition for such highly skilled personnel; fluctuations in global economic and industry conditions; changes in our management or leadership; competitors’ hiring practices; and the effectiveness of our compensation programs. The loss of any of these key persons could have a material adverse effect on our business, financial condition or results of operations. As an example, in the first quarter of 2019, our financial controller, and certain other members of our finance team, resigned from employment to seek other opportunities, which has required us to retain finance consultants while we search for full-time replacements, and we cannot guaranty that we will be able to retain such consultants or find adequate replacements.

Our success is also dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales, marketing and finance personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition. Competition for such personnel can be intense, and no assurance can be provided that we will be able to attract or retain highly qualified technical and managerial personnel in the future, which may have a material adverse effect on our future growth and profitability. We do not have key person insurance.

Our financial results may fluctuate substantially for many reasons, and past results should not be relied on as indications of future performance.

Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to:

●	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

●	competitive conditions in the industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

●	market acceptance of our products and services;

●	our ability to maintain existing relationships and to create new relationships with channel partners;

●	the discretionary nature of purchase and budget cycles of our customers and end-users;

●	the length and variability of the sales cycles for our products;

●	general weakening of the economy, from the pandemic or otherwise, resulting in a decrease in the overall demand for our products and services or otherwise affecting the capital investment levels of businesses with respect to our products or services;

●	timing of product development and new product initiatives;

●	changes in customer mix;

●	increases in the cost of, or limitations on, the availability of materials;

●	fluctuations in average selling prices;

●	changes in product mix; and

●	increases in costs and expenses associated with the introduction of new products.

Further, the markets that we serve are volatile and subject to market shifts that we may be unable to anticipate. A slowdown in the demand for workstations, mid-range computer systems, networks and servers could have a significant adverse effect on the demand for our products in any given period. In the past, we have experienced delays in the receipt of purchase orders and, on occasion, anticipated purchase orders have been rescheduled or have not materialized due to changes in customer requirements. Our customers may cancel or delay purchase orders for a variety of reasons, including, but not limited to, the rescheduling of new product introductions, changes in our customers’ inventory practices or forecasted demand, general economic conditions affecting our customers’ markets, changes in our pricing or the pricing of our competitors, new product announcements by us or others, quality or reliability problems related to our products, or selection of competitive products as alternate sources of supply.

Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common shares. In addition, portions of our expenses are fixed and difficult to reduce if our revenues do not meet our expectations. These fixed expenses magnify the adverse effect of any revenue shortfall.

Our plans for implementing our business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, it could have a material adverse effect on our business, financial condition or results of operations.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results.

We have relationships with third party resellers, original equipment manufacturers (“OEMs”), system integrators and enterprise application providers that facilitate our ability to sell and implement our products. These business relationships are important to extend the geographic reach and customer penetration of our sales force and ensure that our products are compatible with customer network infrastructures and with third party products.

We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with resellers, independent software vendors, OEMs, system integrators, and enterprise application providers. Should any of these third parties go out of business, or choose not to work with us, we may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins. Any of these third parties may develop relationships with other companies, including those that develop and sell products that compete with ours. We could lose sales opportunities if we fail to work effectively with these parties or they choose not to work with us. Most of our distributors and resellers also carry competing product lines that they may promote over our products. A distributor or reseller might not continue to purchase our products or market them effectively, and each determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Further, the long-term success of any of our distributors or resellers is difficult to predict, and we have no purchase commitments or long-term orders from any of them to assure us of any baseline sales through these channels.

Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results. Our operating results could also be adversely affected by a number of factors, including, but not limited to:

●	a change in competitive strategy that adversely affects a distributor’s or reseller’s willingness or ability to stock and distribute our products;

●	the reduction, delay or cancellation of orders or the return of a significant amount of our products;

●	the loss of one or more of our distributors or resellers; and

●	any financial difficulties of our distributors or resellers that result in their inability to pay amounts owed to us.

If our suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and this could negatively affect our operations.

Some of our products have a large number of components and subassemblies produced by outside suppliers. We depend greatly on these suppliers for items that are essential to the manufacturing of our products, including disk drives and chassis. We work closely with our regional, national and international suppliers, which are carefully selected based on their ability to provide quality parts and components that meet both our technical specifications and volume requirements. For certain items, we qualify only a single source, which magnifies the risk of shortages and decreases our ability to negotiate with that supplier on the basis of price. From time to time, we have in the past been unable to obtain as many drives as have needed due to drive shortages or quality issues from certain of our suppliers. If these suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations.

We are subject to laws, regulations and similar requirements, changes to which may adversely affect our business and operations.

We are subject to laws, regulations and similar requirements that affect our business and operations, including, but not limited to, the areas of commerce, intellectual property, income and other taxes, labor, environmental, health and safety, and our compliance in these areas may be costly. While we have implemented policies and procedures to comply with laws and regulations, there can be no assurance that our employees, contractors, suppliers or agents will not violate such laws and regulations or our policies. Any such violation or alleged violation could materially and adversely affect our business. Any changes or potential changes to laws, regulations or similar requirements, or our ability to respond to these changes, may significantly increase our costs to maintain compliance or result in our decision to limit our business or products, which could materially harm our business, results of operations and future prospects.

The Dodd-Frank Wall Street Reform and Consumer Protection Act includes provisions regarding certain minerals and metals, known as conflict minerals, mined from the Democratic Republic of Congo and adjoining countries. These provisions require companies to undertake due diligence procedures and report on the use of conflict minerals in its products, including products manufactured by third parties. Compliance with these provisions will cause us to incur costs to certify that our supply chain is conflict free and we may face difficulties if our suppliers are unwilling or unable to verify the source of their materials. Our ability to source these minerals and metals may also be adversely impacted. In addition, our customers may require that we provide them with a certification and our inability to do so may disqualify us as a supplier.

We have made a number of acquisitions in the past and we may make acquisitions in the future. Our ability to identify complementary assets, products or businesses for acquisition and successfully integrate them could affect our business, financial condition and operating results.

In the future, we may continue to pursue acquisitions of assets, products or businesses that we believe are complementary to our existing business and/or to enhance our market position or expand our product portfolio. There is a risk that we will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into our operations. We are likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:

●	diversion of management’s attention;

●	disruption to our ongoing business;

●	failure to retain key acquired personnel;

●	difficulties in integrating acquired operations, technologies, products or personnel;

●	unanticipated expenses, events or circumstances;

●	assumption of disclosed and undisclosed liabilities; and

●	inappropriate valuation of the acquired in-process research and development, or the entire acquired business.

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on our performance or our business as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, diminishing our liquidity and capital resources, or shares may be issued which could cause significant dilution to existing shareholders.

We have implemented cost reduction efforts. We may need to implement additional cost reduction efforts, which could materially harm our business.

We have implemented certain cost reduction efforts. There can be no assurance that these cost reduction efforts will be successful. As a result, we may need to implement further cost reduction efforts across our operations, such as further reductions in the cost of our workforce and/or suspending or curtailing planned programs, either of which could materially harm our business, results of operations and future prospects.

Risks Related to Intellectual Property

Our ability to compete depends in part on our ability to protect our intellectual property rights.

Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including copyright, trade-mark and trade secret laws and contractual provisions, to preserve our intellectual property rights. We have filed a number of patent applications and have historically protected our intellectual property through trade secrets and copyrights. As our technology is evolving and rapidly changing, current intellectual property rights may not adequately protect us.

Intellectual property rights may not prevent competitors from developing products that are substantially equivalent or superior to our products. Competitors may independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. To the extent that we have or obtain patents, such patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or declared unenforceable. The patents that are material to our business began expiring in November 2015. In addition, our current or future patent applications may not result in the issuance of patents in the U.S. or foreign countries.

Although we believe we have a proprietary platform for our technologies and products, we may in the future become subject to claims for infringement of intellectual property rights owned by others. Further, to protect our own intellectual property rights, we may in the future bring claims for infringement against others.

Our commercial success depends, in part, upon not infringing intellectual property rights owned by others. Although we believe that we have a proprietary platform for our technologies and products, we cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights. While we provide our customers with a qualified indemnity against the infringement of third party intellectual property rights, we may become subject to these claims either directly or through indemnities against these claims that we routinely provide to our end-users and channel partners.

Further, our customers may use our products in ways that may infringe the intellectual property rights of third parties and/or require a license from third parties.  Although our customers are contractually obligated to use our products only in a manner that does not infringe third party intellectual property rights, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others.

In addition, we may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by us, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish our proprietary or other rights. Furthermore, despite precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the U.S. To protect our intellectual property, we may become involved in litigation. In addition, other companies may initiate similar proceedings against us. The patent position of information technology firms is highly uncertain, involves complex legal and factual questions, and continues to be the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under information technology patents.

Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:

●	divert the attention of our management, cause significant delays, materially disrupt the conduct of our business or materially adversely affect our revenue, financial condition and results of operations;

●	be time consuming to evaluate and defend;

●	result in costly litigation and substantial expenses;

●	cause product shipment delays or stoppages;

●	subject us to significant liabilities;

●	require us to enter into costly royalty or licensing agreements;

●	require us to modify or stop using the infringing technology; or

●	result in costs or other consequences that have a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Common Stock and this Offering

We have received notification from Nasdaq that if we fall below Nasdaq’s continued listing requirement for the minimum value of our stockholders’ equity on or before November 1, 2020, we will be notified of such non-compliance and will at that time be afforded a hearing before a Nasdaq Hearings Panel (the “Panel”), which could result in our delisting. If our common shares are delisted from Nasdaq, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common shares and our ability to obtain financing could be impaired.

On November 12, 2018, we received a letter from the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC notifying us that we were not in compliance with the requirement of Nasdaq Marketplace Rule 5550(b)(1) for continued inclusion on Nasdaq because our stockholders’ equity was below the required minimum of $2.5 million. On May 14, 2019, we received written notification from The NASDAQ Stock Market, LLC notifying us that we had not regained compliance with the minimum value of our stockholders’ equity of $2.5 million. The Staff had determined that our common stock would be delisted from Nasdaq unless we timely request a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, we requested a hearing before the Panel, which was held on July 11, 2019, and which was the basis for the Panel’s decision.

On July 22, 2019, the Panel issued a decision granting our request for continued listing of our common stock on Nasdaq pursuant to an extension through September 30, 2019 to demonstrate compliance with the $2.5 million stockholders’ equity requirement for continued listing. As required pursuant to the Panel’s decision, on August 15, 2019, we reported to the Panel that we had completed certain components of our compliance plan. On September 30, 2019, we requested an additional extension until October 30, 2019 to complete the final components of our compliance plan, which the Panel granted in a letter to us on October 8, 2019.

On November 6, 2019, we received notification from the Panel that we had regained compliance with the $2.5 million stockholders’ equity requirement based on our disclosures contained in our Form 8-K filed with the Securities and Exchange Commission on November 1, 2019. The Panel further advised that if we again fall below the $2.5 million stockholders’ equity requirement on or before November 1, 2020, we will be notified of such non-compliance and will at that time be afforded a hearing before the Panel, which could result in our delisting.

We have received notification from Nasdaq that we are not in compliance with the requirement of Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on Nasdaq as a result of the closing bid price for our common stock being below $1.00 for 30 consecutive business days. If our common shares are delisted from Nasdaq, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common shares and our ability to obtain financing could be impaired.

On January 3, 2020, we received a letter from the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC notifying us that we were not in compliance with the requirement of Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on Nasdaq as a result of the closing bid price for our common stock being below $1.00 for 30 consecutive business days. This notification has no effect on the listing of our common shares at this time.

In accordance with the Nasdaq Marketplace Rules, we were provided an initial period of 180 calendar days, or until July 1, 2020, to regain compliance, which will require a closing bid price for our common stock above $1.00 for a minimum of 10 consecutive business days. However, due to recent market turmoil, Nasdaq has filed a rule change tolling the compliance periods for price-based listing requirements through June 30, 2020, extending our compliance period until September 14, 2020. If we do not comply with Marketplace Rule 5550(a)(2) by September 14, 2020, we may be eligible for additional time to demonstrate compliance with the bid price requirement. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If we meet these requirements, we will be granted an additional 180 days or until March 13, 2021 to become compliant. If we do not qualify for the second compliance period or fail to regain compliance during the second 180-day period, then Nasdaq will notify us of its determination to delist our common shares, at which point we would have an opportunity to appeal the delisting determination to a Panel.

On May 19, 2020, we received notification from Nasdaq that we had regained compliance with Marketplace Rule 5550(a)(2), as the closing price of our common stock was at least equal to $1.00 per share for each of the ten consecutive business days between May 4, 2020 and May 18, 2020.

Sales of common shares issuable upon exercise of outstanding warrants, the conversion of outstanding preferred shares, or the effectiveness of our registration statement may cause the market price of our common shares to decline. Currently outstanding preferred shares could adversely affect the rights of the holders of common shares.

As of June 19, 2020, we have 6,843,778 Series B Preferred Shares, 1,600,000 Series C Preferred Shares and 1,244,000 Series D Preferred Shares outstanding. The conversion of the outstanding Series B, C and D Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.

Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares, each preferred share (i) subject to prior shareholder approval, are convertible into our common shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per share of common stock prior to the date the conversion notice is provided, subject to a conversion price floor of $0.80, (ii) if we receive any cash dividends on our equity investment in Silicon Valley Technology Partners, Inc., in an amount equal to such cash dividend received, cumulative cash dividends at a rate of 8% of the Series B Preferred Shares, (iii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8% of the Series B Preferred Shares subscription price per year, and (iv) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends.

Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share, subject to prior shareholder approval, are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland, the sole holder of the Series C Preferred Shares, may, at any time, convert all or any part of the Series C Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by Overland in the aggregate would not exceed 19.9% of the total number of our outstanding common shares. On October 31, 2019, Overland agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 and (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within thirty (30) days).

Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series D Preferred Shares, each preferred share is convertible at the option of the holder thereof, into that number of shares of our common stock determined by dividing the Stated Value of such share of Series D Preferred Stock (which is $0.65) by the conversion price. The initial conversion price, which is also $0.65, shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in shares of our common stock, (ii) subdivide outstanding shares of our common stock into a larger number of shares, (iii) combine (including by way of a reverse stock split) outstanding shares of our common stock into a small number of shares, or (iv) issue, in the event of a reclassification of shares of our common stock, any shares of our capital stock.

Additionally, as of June 19, 2020 we have warrants outstanding for the purchase of up to 3,101,182 common shares having a weighted-average exercise price of $3.63 per share. The sale of our common shares upon exercise of our outstanding warrants, the conversion of the preferred shares into common shares, or the sale of a significant amount of the common shares issued or issuable upon exercise of the warrants in the open market, or the perception that these sales may occur, could cause the market price of our common shares to decline or become highly volatile.

The sale of our common stock to Oasis Capital may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by Oasis Capital could cause the price of our common stock to decline.

We have registered for sale 6,962,026 shares of common stock that we may sell to Oasis Capital under the Equity Purchase Agreement. It is anticipated that these shares will be sold over a period of up to approximately 36 months from the date of this prospectus. The number of shares ultimately offered for sale by Oasis Capital under this prospectus is dependent upon the number of shares we elect to sell to Oasis Capital under the Equity Purchase Agreement. Sales by Oasis Capital of shares acquired pursuant to the Equity Purchase Agreement under the registration statement, of which this prospectus is a part, may result in dilution to the interests of other holders of our common stock.

The sale of a substantial number of shares of our common stock by Oasis Capital in this offering, or anticipation of such sales, could cause the trading price of our common stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. Following the issuance of shares of common stock under the Equity Line, Oasis Capital may offer and resell the shares at a price and time determined by them. This may cause the market price of our common stock to decline, and the timing of sales and the price at which the shares are sold by Oasis Capital could have an adverse effect upon the public market for our common stock.

There is an increased potential for short sales of our common stock due to the sale of shares pursuant to the Equity Purchase Agreement, which could materially affect the market price of our common stock.

Downward pressure on the market price of our common stock that likely will result from resales of the common stock issued pursuant to the Equity Purchase Agreement could encourage short sales of common stock by market participants other than the selling stockholder. Generally, short selling means selling a security not owned by the seller. The seller is committed to eventually purchase the security previously sold. Short sales are used to capitalize on an expected decline in the security’s price — typically, investors who sell short believe that the price of the stock will fall, and anticipate selling at a price higher than the price at which they will buy the stock. Significant amounts of such short selling could place further downward pressure on the market price of our common stock.

We may not be able to access sufficient funds under the Equity Purchase Agreement with Oasis Capital when needed.

Our ability to sell shares to Oasis Capital and obtain funds under the Equity Purchase Agreement is limited by the terms and conditions in the Equity Purchase Agreement, including restrictions on when we may sell shares to Oasis Capital, restrictions on the amounts we may sell to Oasis Capital at any one time, and a limitation on our ability to sell shares to Oasis Capital to the extent that it would cause Oasis Capital to beneficially own more than 9.99% of our outstanding common stock. In addition, any amounts we sell under the Equity Purchase Agreement may not satisfy all of our funding needs, even if we are able and choose to sell all $11,000,000 under the Equity Purchase Agreement.

The extent we rely on Oasis Capital as a source of funding will depend on a number of factors including, the prevailing market price and trading volume of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Oasis Capital were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all 6,962,026 Purchase Shares to Oasis Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

The market price of our common shares is volatile.

The market price for common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

●	price and volume fluctuations in the overall stock market from time to time;

●	volatility in the market prices and trading volumes of technology stocks;

●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

●	future capital raising activities;

●	sales of common shares by the selling stockholders;

●	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

●	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

●	market acceptance of our products and technologies;

●	announcements by us or our competitors of new products or services;

●	the public’s reaction to our press releases, other public announcements and filings with the SEC and the applicable Canadian securities regulatory authorities;

●	rumors and market speculation involving us or other companies in our industry;

●	actual or anticipated changes in our operating results or fluctuations in our operating results;

●	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to us and our business;

●	changes in accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our executive officers and other key personnel or Board of Directors;

●	general economic conditions and slow or negative growth of our markets;

●	release of transfer restrictions on certain outstanding common shares; and

●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets may experience price and volume fluctuations that affect the market prices of equity securities of companies and that are unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the common shares may decline even if our operating results, underlying asset values or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of our governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in our common shares by those institutions, which could adversely affect the trading price of our common shares. There can be no assurance that fluctuations in price and volume will not occur due to these and other factors.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention from day-to-day operations and consume resources, such as cash. In addition, the resolution of those matters may require us to issue additional common shares, which could potentially result in dilution to our existing shareholders. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect our cash position.

We must comply with the financial reporting requirements of a public company, as well as other requirements associated with being listed on Nasdaq.

We are subject to reporting and other obligations under applicable Canadian securities laws, SEC rules and the rules of Nasdaq. These reporting and other obligations, including National Instrument 52-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, place significant demands on our management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially harmed, which could also cause investors to lose confidence in our reported financial information, which could result in a lower trading price of our common shares.

Management does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error, or fraud may occur and not be detected.

We may be treated as a Passive Foreign Investment Company.

There is also an ongoing risk that we may be treated as a Passive Foreign Investment Company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, our market valuation and future financial performance. We believe that we were classified as a PFIC during the tax year ended December 31, 2013. However, based on current business plans and financial expectations, we expect that we will not be a PFIC for our current tax year ending December 31, 2020 and for the foreseeable future. If we were to be classified as a PFIC for any future taxable year, holders of our common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.

Certain of our directors, officers and management could be in a position of conflict of interest.

Certain of our directors, officers and members of management may also serve as directors and/or officers of other companies. We may contract with such directors, officers, members of management and such other companies or with affiliated parties or other companies in which such directors, officers or members of management own or control. These persons may obtain compensation and other benefits in transactions relating to us. Consequently, there exists the possibility for such directors, officers and members of management to be in a position of conflict. Any decision made by any of such directors, officers and members of management involving us are being made in accordance with their duties and obligations to deal fairly and in good faith with a view to our best interests.

Future sales of common shares by directors, officers and other shareholders could adversely affect the prevailing market price for common shares.

Subject to compliance with applicable securities laws, officers, directors and other shareholders and their respective affiliates may sell some or all of their common shares in the future. No prediction can be made as to the effect, if any, such future sales will have on the market price of the common shares prevailing from time to time. However, the future sale of a substantial number of common shares by our officers, directors and other shareholders and their respective affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares.

We may issue an unlimited number of common shares. Future sales of common shares will dilute your shares.

Our articles of amalgamation permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Our directors have the discretion to determine the price and the terms of issue of further issuances of common shares in accordance with applicable laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. However, we may receive up to an aggregate of $11,000,000 in proceeds from the sale of our common stock to Oasis Capital pursuant to the Equity Line. The proceeds received from the sales of the shares under the Equity Line will be used for working capital and general corporate purposes. This anticipated use of proceeds from the sale of our common stock to Oasis Capital under the Equity Line represents our intentions based upon our current plans and business conditions.

Oasis Capital will pay any underwriting discounts and commissions and expenses incurred by it for brokerage, accounting, tax or legal services or any other expenses incurred by it in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, fees and expenses of our counsel, and our independent registered public accountants.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol “ANY.” The last reported sale price of our common stock on June 19, 2020 on the Nasdaq Capital Market was $2.40 per share.

Holders

As of June 19, 2020, there were 42 holders of record of our common stock. We believe that additional beneficial owners of our common stock hold shares in street name.

Dividend Policy

We have never paid or declared any dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

BUSINESS

Our Company

Sphere 3D Corp. (“Sphere 3D” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”. Sphere 3D and provides solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. Our integrated solutions include a patented portfolio for operating systems for storage, proprietary virtual desktop orchestration software, and proprietary application container software. Our software, combined with commodity x86 servers, or purpose-built appliances, deliver solutions designed to provide application mobility, security, data integrity and simplified management. These solutions can be deployed through a public, private or hybrid cloud and are delivered through a global reseller network and professional services organization. We have a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”), dedicated to helping customers achieve their IT goals. In November 2018, we divested ourselves of Overland Storage, Inc. and its subsidiaries (“Overland”) and associated product portfolio for long term archive as well as the RDX® removable disk product portfolio. We undertook this divestiture in order to facilitate the significant reduction of secured debt and to allow us to focus greater resources to our converged and hyper-converged product portfolio.

Discontinued Operations

In February 2018, the Company, Overland, and Silicon Valley Technology Partners, Inc. (formerly Silicon Valley Technology Partners LLC) (“SVTP”), a Delaware corporation established by Eric Kelly, the Company’s former Chief Executive Officer and Chairman of the Board of Directors, entered into a share purchase agreement (as amended by that certain First Amendment to Share Purchase Agreement dated August 21, 2018, and as further amended by that certain Second Amendment to Share Purchase Agreement dated November 1, 2018, the “Purchase Agreement”), pursuant to which the Company agreed to sell to SVTP all of the issued and outstanding shares of capital stock of Overland.

On November 13, 2018, pursuant the Purchase Agreement, the Company sold to SVTP all of the issued and outstanding shares of capital stock of Overland in consideration for (i) the issuance to the Company of shares of Series A Preferred Stock of SVTP representing 19.9% of the outstanding shares of capital stock of SVTP as of the closing with a value of $2.1 million, (ii) the release of the Company from outstanding debt obligations totaling $41.7 million assumed by SVTP, and (iii) $1.0 million in cash proceeds from SVTP.

In connection with the closing of the Purchase Agreement, we filed an articles of amendment to our articles of amalgamation setting forth the rights, privileges, restrictions and conditions of a new series of non-voting preferred shares of the Company (the “Series A Preferred Shares”) and entered into a Conversion Agreement, by and between the Company and FBC Holdings SARL (“FBC Holdings”), a related party, pursuant to which $6.5 million of the Company’s outstanding secured debt was converted into 6,500,000 Series A Preferred Shares.

The full text of the Purchase Agreement is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 21, 2018, the full text of the First Amendment to Share Purchase Agreement is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 21, 2018, and the full text of the Second Amendment to Share Purchase Agreement is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 2, 2018.

Warrant Exchange Agreement

On March 16, 2018, the Company entered into warrant exchange agreements, in a privately negotiated exchange under Section 4(a)(2) of the Securities Act of 1933, as amended, pursuant to which the Company issued 178,875 common shares in exchange for the surrender and cancellation of the Company’s outstanding March 24, 2017 warrants (the “Exchange”). Immediately after the Exchange, the previously issued warrants became null and void.

Reverse Stock Split

On October 24, 2018, the Board of Directors of the Company authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-8, which became effective on November 5, 2018. All share and per share amounts in the accompanying consolidated financial statements and the notes thereto have been restated for all periods to reflect the share consolidation.

Oasis Equity Line

On May 15, 2020, we entered into the Equity Purchase Agreement with Oasis Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Oasis Capital is committed to purchase up to an aggregate of $11,000,000 of shares of common stock over the 36-month term of the Equity Purchase Agreement. Concurrently with entering into the Equity Purchase Agreement, we also entered into a registration rights agreement with Oasis Capital (the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the resale of the shares of common stock that may be issued to Oasis Capital under the Equity Purchase Agreement. The purpose of the equity line is to provide us with proceeds as may be necessary for working capital and general corporate purposes.

Under the Equity Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us (such date, the “Put Date), we have the right, in our sole discretion, to present Oasis Capital with a purchase notice (each, a “Put Notice”), directing Oasis Capital (as principal) to purchase up to the lesser of, (i) if the closing bid price of our common stock is less than $2.00 per share of common stock (a) 120,000 shares of common stock or (b) 20% of the average trading volume of common stock in the 10 trading days immediately preceding the date of such Put Notice or (ii) if the closing bid price of our common stock is greater than or equal to $2.00, (a) 140,000 shares of common stock or (b) 20% of the average trading volume of common stock in the 10 trading days immediately preceding the date of such Put Notice at a per share price (the “Purchase Price”) equal to the lesser of (i) the lowest traded price of our common stock on the Clearing Date (defined below) or (ii) the average of the lowest three closing sale prices of our common stock during the 12 consecutive trading days immediately preceding the Clearing Date (each, an “Option 1 Put”), provided that the aggregate amount of all Option 1 Puts and Option 2 Puts (as defined below) does not exceed $750,000.

In addition, on any date on which Oasis Capital receives shares of common stock in connection with a Put Notice (the “Clearing Date”), we also have the right, in our sole discretion, to present Oasis Capital with a Put Notice (each, an “Option 2 Put”) directing Oasis Capital to purchase an amount of common stock equal to the lesser of (i) such amount that equals 10% of the daily trading volume of the common stock on the date of such Put Notice and (ii) $200,000, provided that the aggregate amount of the Option 1 Put and Option 2 Put on any Put Date or Clearing Date does not exceed $750,000 and the aggregate amount of all Option 1 Puts, Option 2 Puts and Option 3 Puts (defined below) does not exceed $11,000,000. The purchase price per share pursuant to such Option 2 Put is equal to the lesser of (i) 91% of the lowest traded price of our common stock during the ten consecutive trading days immediately preceding the Clearing Date and (ii) 93% of the daily volume weighted average price of our common stock on the Clearing Date. We also have the right, solely in the event that the closing price for our common stock on the day prior to the delivery of the Put Notice is greater than or equal to $2.50 per share, to present Oasis Capital with a Put Notice (each, an “Option 3 Put”) directing Oasis Capital to purchase an amount of common stock equal to 10% of the daily trading volume of the common stock during the ten trading days immediately preceding the date on which the Put Notice is delivered, at a purchase price equal to $2.00 per share. The Threshold Price (defined below) and the Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the period(s) used to compute the Threshold Price or the Purchase Price.

The Equity Purchase Agreement provides that we and Oasis Capital shall not affect any sales under the Equity Purchase Agreement on any purchase date where the lowest traded price of the common stock on both such date and on the immediately preceding trading day is less than $1.58 (the “Threshold Price”). We will control the timing and amount of sales of common stock to Oasis Capital; provided that we shall not deliver any Option 1 Put, Option 2 Put or Option 3 Put that would result in Oasis Capital beneficially owning a number of shares of common stock in excess of 9.99% of the shares of common stock then outstanding or a violation of the rules of Nasdaq. Oasis Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Equity Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, rights of first refusal, or participation rights in the Equity Purchase Agreement. We may terminate the Equity Purchase Agreement at any time, at our discretion, without any cost to us. Oasis Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of common stock during any time prior to the termination of the Equity Purchase Agreement.

Assuming a Put Date and Clearing Date of June 5, 2020, we would issue 52,992 common shares at a price per share of $1.81 for total gross proceeds of $95,916 with respect to the Option 1 Put, 16,500 common shares at a price per share of $1.71 for total gross proceeds of $28,215 with respect to the Option 2 Put and 15,271 common shares at a price per share of $2.00 for total gross proceeds of $30,542 with respect to the Option 3 Put. In calculating the per share price of the Option 1 Put, we used the closing price of our common shares on Nasdaq from May 19 to June 4. The per share price for the Option 2 Put was calculated based on the closing price of our common shares on Nasdaq between May 21 and June 4. The number of shares for the Option 3 Put was calculated using the average daily trading volume of our common shares on Nasdaq from May 21 to June 4.

Subscription Agreements

On March 23, 2020, we entered into subscription agreements with certain investors, including Torrington Financial Services Ltd. (the “Advisor”), a related party, for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of up to $725,000 (the “Offering”), with each Unit consisting of (a) a 6% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 of our common shares, and (b) a warrant to purchase 1,540 of our common shares exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of our issued and outstanding shares of common stock, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive our common shares held by the warrant holder).

In connection with the Offering and as compensation for the Advisor’s services, we issued to the Advisor convertible debentures equal to $58,000 and convertible into 89,320 common shares and a warrant to purchase 89,320 common shares and with other terms also substantially the same as the investors. We received cash proceeds of $575,000 from the Offering, and a participant of the offering, a related party, paid directly $150,000 to a financial consultant for a prepayment of future services to us. We intend to use the remaining proceeds from the Offering for general corporate and working capital purposes.

Between April 7, 2020 and April 24, 2020, we converted $377,000 of convertible debentures and issued 580,580 common shares, of which 271,040 common shares were issued to related parties.

Consulting Agreements

On April 24, 2020, we entered into a consulting agreement (the “ROK Consulting Agreement”) with ROK Consulting Inc. (“ROK”) to provide consulting services to us in the area of corporate finance, investor communications and financial and investor public relations. As compensation for ROK’s services to be provided pursuant to the Consulting Agreement, in addition to cash compensation, we have agreed to issue to ROK 375,000 shares of our common stock. 150,000 of such shares were due at signing of the Consulting Agreement, while the remaining 225,000 shares are to be issued upon the completion of the three month term of the Consulting Agreement. On June 19, 2020, the Company issued 150,000 common shares of the Company with a fair value of $360,000 to ROK per the terms of the ROK Consulting Agreement.

On June 1, 2020, we entered into a consulting agreement (the “Groupe P Consulting Agreement”) with Groupe Parameus Corp. (“Groupe P”) to provide consulting services to us for one year in the area of corporate finance, investor communications and financial and investor public relations. As compensation for GROUPE P’s services to be provided pursuant to the Groupe P Consulting Agreement, in addition to a prepayment of $150,000 in cash, we granted 100,000 restricted stock awards, 100,000 common shares pursuant to the terms of Regulation D under the Securities Act, and a non-qualified stock option for the purchase of 50,000 common shares at an exercise price of $2.52 per share with a vest period over six months. On June 16, 2020, we issued 200,000 common shares to Groupe P with a fair value of $504,000.

In the second quarter of 2020, we entered into various other consulting agreements for business advisory services. On June 16, 2020, we granted 130,000 of restricted stock awards and issued 130,000 common shares with a fair value of $327,000 in lieu of cash payment to certain business advisors for future services to be performed. We granted to the same business advisors, in the aggregate, non-qualified stock options for the purchase of 80,000 common shares with an exercise price of $2.52 per share for future services to be performed for us.

Products and Service

Disk Systems

HVE Converged and Hyper-converged Infrastructure

In 2017, we acquired HVE, a technology provider of next generation converged and hyper-converged infrastructure dedicated to creating Manageable, Scalable, Reproducible, and Predictable (“MSRP”) solutions based on virtualization technologies running on high-performance, next generation platforms. HVE solutions are engineered, purpose-built converged and hyper-converged virtual workspace and server solutions that support a distributed architecture, scalable with predictable performances, and come bundled with continuous active monitoring. HVE product can include support for our Desktop Cloud Orchestrator™ (“DCO”) based on customer requirements.

●	The HVE-STACK high density server provides the computer and storage appliance for the data center and is ideal for high performance computing, cloud computing and virtual desktop infrastructure (“VDI”). The modular design and swappable components include hard drives and power supplies intended to improve the efficiency of data center deployment.

●	The HVE-VELOCITY High Availability Dual Enclosure storage area network (“SAN”) provides data reliability and integrity for optimal data storage, protection and recovery. It also provides a unified network attached storage (“NAS”) and SAN solution with thin provisioning, compression and deduplication. The HVE-VELOCITY platform is designed to eliminate single points of failure. The 12GSAS SSD design allows for faster access to data. It is optimized for mission-critical, enterprise-level storage applications.

●	The HVE 3DGFX is a VDI solution that offers hardware and software technologies to provide an appliance that can handle from eight to up to 128 high demand users in a single 2U appliance. The HVE 3DGFX was designed and engineered as a purpose-built solution based upon the MSRP engineering approach.

G-Series Appliance and G-Series Cloud

The G-Series appliance powered by Glassware containerization technology is designed to simplify Windows application migration and to enable access from any device including Macintosh, Windows, iOS, Chrome OS, and Android. The G-Series appliance is optimized for simplicity, flexibility and scalability. Through Glassware, a Microsoft Windows® based container technology, organizations looking to migrate applications to the cloud can quickly deploy a solution for virtualizing 16-bit, 32-bit, or 64-bit applications with their native functionality intact. For the provisioning of a 16-bit application to the G-Series appliance, users will often require advanced technical skills to set-up the application, or can contract professional services from the Company, or one of our certified system integrators. End users can access the containerized applications from cloud-connected devices (iOS, Android or Windows), through a lightweight downloadable app or simply from a browser. The G-Series appliance is designed to eliminate the complex tasks of designing, implementing, and maintaining application hosting environments and provides improved application session density and scale when compared to traditional hypervisor-based virtualization solutions.

G-Series Cloud is an offering available through Microsoft Azure and was developed to provide a virtual appliance that can be deployed from the Azure Marketplace to eliminate the task of designing, implementing, and maintaining localized application-hosting environments and their related hardware. G-Series Cloud is pre-configured, can be deployed in minutes and provides for a billing model based on usage.

Glassware Open Virtual Appliance and Open Virtual Format

Our most recent version of Glassware is compatible with the Open Virtual Appliance (“OVA”) and Open Virtual Format (“OVF”) open standards, supporting deployments of existing VMWare environments. Similar to the G-Series Cloud offering, OVA and OVF versions were developed to provide access to a virtual appliance from within VMWare virtual machines. While Glassware is not open source software, OVA and OVF open standards are supported for deployment. All Glassware products are delivered with a user interface allowing quick application deployments and integration with existing work flows and technologies.

SnapServer® Network Attached Storage Solutions

Our SnapServer® solutions are a platform for primary or nearline storage, and deliver stability and integration with Windows®, UNIX/Linux, and Macintosh environments. For virtual servers and database applications, the SnapServer® family supports iSCSI block-level access with Microsoft VSS and VDS integration to simplify Windows management. For data protection, the SnapServer® family offers RAID protection, and snapshots for point-in-time data recovery. The SnapServer XSR Series™ products support DynamicRAID® and traditional RAID levels 0, 1, 5, 6, and 10. The Snap family of products, SnapCLOUD®, and SnapServer®, have integrated data mobility tools to enable customers to build private clouds for sharing and synchronizing data for anytime, anywhere access.

●	The SnapServer® XSR40 is a 1U server that can be configured with up to four SATA III and SSD drives, and can scale to 400 TB of storage capacity by adding up to three SnapExpansion XSR™ enclosures.

●	The SnapServer® XSR120 is a 2U server that can be configured with up to 12 SATA III, SAS and SSD drives, and can scale to 960 TB of storage capacity by adding up to seven SnapExpansion XSR™ enclosures.

Our GuardianOS® storage software is designed for the SnapServer® family of enterprise-grade NAS systems and delivers simplified data management and consolidation throughout distributed information technology environments by combining cross-platform file sharing with block-level data access on a single system. The flexibility and scalability of GuardianOS® reduces the total cost of ownership of storage infrastructures for small and medium businesses to large Fortune 500 enterprises. In addition to a unified storage architecture, GuardianOS® offers highly differentiated data integrity and storage scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools.

Our Snap Enterprise Data Replicator (“Snap EDR”) provides multi-directional WAN-optimized replication. Administrators can automatically replicate data between SnapServer®, Windows, and Linux systems for data distribution, data consolidation, and disaster recovery.

During 2017, we announced the availability of our SnapServer® Hybrid and All Flash Array solutions, which is designed to allow information technology departments to modernize their data center, as well as provide the small and medium businesses access to the reliability, security, and performance of flash. In addition, we launched our SnapServer® solutions pre-configured and optimized to work with IP video surveillance cameras and create a new standard for simplicity and integration between IP networked video surveillance systems and data storage.

Service

Customer service and support are key elements of our strategy and critical components of our commitment in making enterprise-class support and services available to companies of all sizes. Our technical support staff is trained to assist our customers with deployment and compatibility for any combination of virtual desktop infrastructures, hardware platforms, operating systems and backup, data interchange and storage management software. Our application engineers are trained to assist with more complex customer issues. We maintain global toll-free service and support phone lines. Additionally, we also provide self-service and support through our website support portal and email.

Our service offerings provide for on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings. We are able to provide comprehensive technical assistance on a global scale.

Discontinued Operations

The following product lines were part of the Overland divestiture completed in November 2018 and are not included in the above Product and Service disclosures.

●	Disk Systems - RDX® Removable Disk Solutions

●	Tape Automation Systems - NEO® Tape-Based Backup and Long-Term Archive Solutions

●	Tape Drives and Media

Production

A significant number of our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. For certain products, we control the design process internally and then outsource the manufacturing and assembly in order to achieve lower production costs.

We purchase disk drives and chassis from outside suppliers. We carefully select suppliers based on their ability to provide quality parts and components which meet technical specifications and volume requirements. We actively monitor these suppliers but we are subject to substantial risks associated with the performance of our suppliers. For certain components, we qualify only a single source, which magnifies the risk of shortages and may decrease our ability to negotiate with that supplier.

Sales and Distribution

●	Distribution channel - We have distribution partners in North America. We sell through a two-tier distribution model where distributors sell our products to system integrators, value-added resellers (“VARs”) or direct market resellers (“DMRs”), who in turn sell to end users. We support these distribution partners through our dedicated sales force and engineers. In 2019, two distribution partners accounted for, in the aggregate, 24.5% of net revenue.

●	Reseller channel - Our worldwide reseller channel includes systems integrators, VARs and DMRs. Our resellers may package our products as part of complete application and desktop virtualization solutions data processing systems or with other storage devices to deliver complete enterprise information technology infrastructure solutions. Our resellers also recommend our products as replacement solutions when systems are upgraded, or bundle our products with storage management software specific to the end user’s system. We support the reseller channel through our dedicated sales representatives, engineers and technical support organizations.

●	Cloud Marketplace - Since 2015, we have utilized the Microsoft Azure Cloud Marketplace as an additional channel for our cloud solutions to sell to end-users directly with the pay-per-use model, supported through the Microsoft Azure Cloud.

Patents and Proprietary Rights

We rely on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of our products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection.

We may continue to file for patents regarding various aspects of our products, services and delivery method at a later date depending on the costs and timing associated with such filings. We may make investments to further strengthen our copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavors. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and partners with access to our proprietary information to execute confidentiality agreements and non-competition agreements (when applicable) and by restricting access to our proprietary information. Due to rapid technological change, we believe that establishing and maintaining an industry and technology advantage in factors such as the expertise and technological and creative skills of our personnel, as well as new services and enhancements to our existing services, are more important to our company’s business and profitability than other available legal protections.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the U.S. or Canada. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.

Competitive Conditions

We believe that our products are unique and innovative and afford us various advantages in the market place; however, the market for information technology is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development, and marketing resources. Competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total cost of ownership. Barriers to entry vary from low, such as those in traditional disk-based backup products, to high, in virtualization software. The markets for all of our products are characterized by price competition and as such we may face price pressure for our products.

Legal Proceedings

From time to time, we are subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on our results of operations, financial position or cash flows.

In January 2018, Mr. Vito Lupis filed a statement of claim in the Ontario Court of Justice alleging, among other things, breach of contracts, deceit and negligence against Mr. Giovanni J. Morelli, a former officer of Sphere 3D, and vicarious liability against us, in connection with stock purchase agreements and other related agreements that would have been entered into between Mr. Lupis and Sphere 3D in 2012. In March 2019, we entered into a settlement agreement with Mr. Lupis pursuant to which we agreed to pay Mr. Lupis certain consideration, which is included in general and administrative expense, in exchange for a dismissal of the action. Currently, we have a judgment against us for the outstanding balance of the settlement.

In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), post-confirmation liquidating trust established by V3’s plan of liquidation, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleged, among other things, that we breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell our common shares received by V3 pursuant to the APA. The UD Trust seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees.

On December 23, 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. On July 22, 2016, we filed a motion seeking to transfer venue of this action to the United States District Court for the District of Delaware. The Utah Bankruptcy Court granted our motion to transfer venue on August 30, 2016, and the case was formally transferred to the Delaware District Court on October 11, 2016. On November 13, 2018, the Delaware District Court referred the case to the Delaware Bankruptcy Court. The Delaware Bankruptcy Court never set a hearing or decided our motion to dismiss.

In March 2018, UD Trust filed a complaint in U.S. District Court for the Northern District of California (“California Complaint”) asserting that two transactions involving us constitute fraudulent transfers under federal and state law. First, UD Trust alleges that the consolidation of our and our subsidiaries’ indebtedness to the Cyrus Group into a debenture between FBC Holdings and us in December 2014 constitutes a fraudulent transfer. Second, UD Trust alleges that the Share Purchase Agreement constitutes a fraudulent transfer, and seeks to require that the proceeds of the transaction be placed in escrow until the V3 litigation is resolved. The California Complaint also asserts a claim against our former CEO for breach of fiduciary duty, and a claim against the Cyrus Group for aiding and abetting breach of fiduciary duty. On July 25, 2018, we filed a motion seeking to dismiss all of the claims asserted against the us and our former CEO. On the same day, the Cyrus Group filed a motion seeking to dismiss all claims asserted against the Cyrus Group. The UD Trust voluntarily dismissed this case without prejudice on February 5, 2020.

On October 22, 2019, UD Trust filed an amended complaint in the Delaware Bankruptcy Court. The amended complaint includes all of the claims and parties in the original complaint first filed in October 2015 in the Utah Bankruptcy Court as well as the claims and additional parties in the California Complaint. We continue to believe this lawsuit to be without merit and intend to vigorously defend against the action. On February 10, 2020, we filed a renewed motion seeking to dismiss the majority of the claims asserted by the UD Trust in the amended complaint. On that same day, we also filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. Our current and former officers and directors that were named as defendants in the amended complaint as well as the Cyrus Group all filed motions seeking to dismiss all claims that the UD Trust alleged against them.

Available Information:

Sphere 3D is located at 895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, Canada, M3C 1W3. Our telephone number is +1 (408) 283-4754 and our Internet website address is www.sphere3d.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our web address as an inactive textual reference only.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of June 19, 2020 by each shareholder known to us to beneficially own more than 5% of our common shares, each director, each executive officer, and all directors and executive officers of Sphere 3D as a group:

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percent(3)

Peter Tassiopoulos	1,000	(4)	*
Kurt L. Kalbfleisch	18,885	(4)	*
Joseph L. O’Daniel	10,625		*
Cheemin Bo-Linn	4,544		*
Duncan J. McEwan	3,596		*
Vivekanand Mahadevan	3,185		*
Current directors and executive officers as a group (6 persons)	41,835	(5)	*
Tyrell Global Acquisitions Inc.	462,000	(6)	7.84%
Rutherglen Value Enhancement Inc.	462,000	(7)	7.84%
1542082 Ontario Limited	582,000	(8)	9.88%
Gora Consulting Corp.	1,058,745	(9)	17.22%
Southvale Global Acquisitions Inc.	847,000	(10)	13.77%
ROK Consulting Inc.	375,000	(11)	6.78%
Lallande Poydras Investment Partnership	462,000	(12)	7.84%
Torrington Financial Services Limited	332,640	(13)	5.75%

*	Less than 1%

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Unless otherwise noted, the address for each beneficial owner is: c/o Sphere 3D Corp., 895 Don Mills Road, Bldg.2, Suite 900, Toronto, Ontario, Canada M3C 1W3.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants and vesting of stock awards.

(3)	Calculated on the basis of 5,527,405 shares of common stock outstanding as of June 19, 2020, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after June 19, 2020 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(4)	These shares include the right to acquire shares upon exercise of 500 stock options.

(5)	These shares include the right to acquire shares upon exercise of 1,000 stock options beneficially owned by our executive officers.

(6)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 235 Victoria Avenue North, Lindsay, ON K9V 6C9. Gordon McWilliams is sole owner and Director of Tyrell Global Acquisitions Inc. and has voting and investment power over these securities.

(7)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 5863 Lesllie Street, Suite 216, Toronto, ON M2H 1J8. Victoria Glynn is the sole owner and Director of Rutherglen Value Enhancement Inc. and has voting and investment power over these securities.

(8)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 103 Gloucester Avenue, Oakville, ON L6J 3W3. Kathryn Fell is the sole owner and Director of 1542082 Ontario Limited and has voting and investment power over these securities.

(9)	These shares include (i) the right to acquire 847,000 common shares upon conversion of Series D Preferred Shares and (ii) 211,745 common shares held by Mr. Strang. The Series D Preferred Shares prohibit conversion to the extent that such conversion would cause the stockholder to hold more than 4.99%, or 9.99% upon notice by the stockholder to us, of our outstanding common shares. The terms of the Series D Preferred Shares also limit the conversion thereof into an aggregate of 800,000 common shares by all holders of Series D Preferred Shares. As of June 19, 2020, the holders of Series D Preferred Shares have converted their Series D Preferred Shares into an aggregate of 450,000 common shares. The address for the reporting person is 28 Cedarbank Crescent, Don Mills, Ontario M3B 3A4. Peter Strang is the sole owner and Director of Gora Consulting Corp. and has voting and investment power over the securities held by Gora Consulting Corp.

(10)	These shares include the right to acquire 847,000 common shares upon conversion of Series D Preferred Shares. The Series D Preferred Shares prohibit conversion to the extent that such conversion would cause the stockholder to hold more than 4.99%, or 9.99% upon notice by the stockholder to us, of our outstanding common shares. The terms of the Series D Preferred Shares also limit the conversion thereof into an aggregate of 800,000 common shares by all holders of Series D Preferred Shares. As of June 19, 2020, the holders of Series D Preferred Shares have converted their Series D Preferred Shares into an aggregate of 450,000 common shares. The address for the reporting person is 140 Marita Place, Concord, Ontario L4K 3J9. Sergio De Francesca is the sole owner and Director of Southvale Global Acquisitions Inc. and has voting and investment power over these securities.

(11)	These shares represent the common stock issuable pursuant to the Consulting Agreement between the Company and the reporting person. The address for the reporting person is 6111 Peachtree-Dunwoody Road Building G, Suite 200 Atlanta, GA 30328. Justin Ouimet is the sole owner and Director of ROK Consulting Inc. and has voting and investment power over these securities.

(12)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 2 Toronto Street, Suite 231, Toronto, ON M5C 2B5. Brian McWilliams is Managing Partner of Lallande Poydras Investment Partnership and has voting and investment power over these securities.

(13)	These shares include the right to acquire 89,320 common shares upon conversion of debentures, 77,000 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 166,320 shares upon the exercise of two warrants. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 105 Harrison Garden Boulevard, Suite GV105, Toronto, ON M2N 0C3. Brian McWilliams is Chief Executive Officer and a Director of Torrington Financial Services Limited and has voting and investment power over these securities.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of unlimited shares of common stock, no par value, unlimited shares of Series B preferred stock, no par value, unlimited shares of Series C preferred stock, no par value, and unlimited shares of Series D preferred stock, no par value. As of June 19, 2020, 5,527,405 shares of common stock were issued and outstanding, 6,843,778 shares of Series B preferred stock were issued and outstanding, 1,600,000 shares of Series C preferred stock were issued and outstanding and 1,244,000 shares of Series D preferred stock were issued and outstanding. In addition, at such date, 3,101,182 shares of common stock were reserved for issuance upon the exercise of outstanding common stock purchase warrants.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. Two holders representing not less than twenty five percent (25%) of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under our certificate of amalgamation, as amended, our Board of Directors can issue an unlimited amount of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

Series D Preferred Stock

On May 6, 2020, we filed articles of amendment to our certificate of amalgamation to create a series of preferred shares, being an unlimited number of shares of Series D Preferred Stock.

The Series D Preferred Stock is convertible, at any time from time to time, at the option of the holder thereof, into that number of shares of our common stock determined by dividing the Stated Value of such share of Series D Preferred Stock (which is $0.65) by the conversion price. The initial conversion price, which is also $0.65, shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in shares of our common stock, (ii) subdivide outstanding shares of our common stock into a larger number of shares, (iii) combine (including by way of a reverse stock split) outstanding shares of our common stock into a small number of shares, or (iv) issue, in the event of a reclassification of shares of our common stock, any shares of capital stock of Sphere 3D.

The holders of Series D Preferred Stock shall be entitled to receive, when, as and if declared by our Board of Directors, dividends as and when paid to holders of our common stock.

The holders of Series D Preferred Stock shall have no voting rights.

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Series D Preferred Stock shall be entitled to receive out of the assets of the Company the same amount that a holder of our common stock is entitled to receive if the shares of Series D Preferred Stock were fully converted into shares of our common stock. Any such amounts are to be paid pari passu with holders of our common stock.

Warrants

At June 19, 2020, the following warrants were outstanding:

●	Warrants to purchase 1,694,000 shares of common stock at any time between October 30, 2020 and October 30, 2025 at an initial exercise price of $0.92 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 111,563 shares of common stock until April 17, 2023 at an initial exercise price of $5.60 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 1,205,820 shares of common stock until March 23, 2023 at an initial exercise price of $0.60 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 25,625 shares of common stock until August 22, 2022 at an initial exercise price of $42.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 11,876 shares of common stock until August 16, 2022 at an initial exercise price of $42.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 37,500 shares of common stock until August 11, 2022 at an initial exercise price of $42.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 150 shares of common stock until March 4, 2021 at an initial exercise price of $500.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 188 shares of common stock until December 18, 2020 at an initial exercise price of 500.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 4,950 shares of common stock until December 15, 2020 at an initial exercise price of $500.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 7,500 shares of common stock until December 4, 2020 at an initial exercise price of $216.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 2,010 shares of common stock until October 14, 2020 at an initial exercise price of $466.00 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

SELLING sTOCKholders

The following table sets forth information with respect to the maximum number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of June 19, 2020. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Shares Being Offered		Shares of Common Stock Beneficially Owned After Offering(2)	Percentage of Common Stock Beneficially Owned After Offering(3)
Oasis Capital, LLC (4)	0	6,962,026	(5)	0	0%
Lallande Poydras Investment Partnership	462,000	462,000	(6)	0	0%
Torrington Financial Services Limited	332,640	332,640	(7)	0	0%
Tyrell Global Acquisitions Inc.	462,000	462,000	(8)	0	0%
Paul Saunders	231,000	231,000	(9)	0	0%
Rutherglen Value Enhancement Inc.	462,000	462,000	(10)	0	0%
1542082 Ontario Limited	582,000	462,000	(11)	120,000	2.17%
Gora Consulting Corp.	1,905,745	1,694,000	(12)	211,745	3.83%
Southvale Global Acquisitions Inc.	1,694,000	1,694,000	(13)	0	0%
ROK Consulting Inc.	375,000	375,000	(14)	0	0%

(1)	The number of shares of common stock beneficially owned by each selling stockholder prior to the offering assumes the (w) Warrants held by such selling stockholder have become exercisable and have been exercised in full, (x) conversion in full of all Series D Preferred Stock held by such selling stockholder, (y) the conversion in full of any Convertible Debenture held by such selling stockholder and (z) the purchase in full of the shares of common stock purchasable by such selling stockholder pursuant to the Equity Purchase Agreement and the Consulting Agreement.

(2)	Because the selling shareholders identified in this table may sell some, all or none of the shares owned by them that are registered under this registration statement, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares registered hereunder, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders at the time of this registration statement. Therefore, unless otherwise noted, we have assumed for purposes of this table that the selling shareholders will sell all of the shares beneficially owned by them as of June 19, 2020, other than (x) 120,000 common shares held by 1542082 Ontario Limited and (y) 211,745 common shares held by Peter Strang, the sole owner and Director of Gora Consulting Group.

(3)	The number and percentage of shares beneficially owned are based on an aggregate of 5,527,405 shares of our common stock outstanding as of June 19, 2020, and are determined under rules promulgated by the Securities and Exchange Commission. This information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

(4)	Adam Long is the Manager of Oasis Capital. Mr. Long has voting and investment power over these securities. The address for the reporting person is 208 Ponce de Leon Ave Ste 1600, San Juan, Puerto Rico 00918. We may elect in our sole discretion to sell to Oasis Capital up to 6,962,026 shares under the Equity Purchase Agreement, but Oasis Capital does not presently beneficially own such shares as determined in accordance with the rules of the SEC.

(5)	Represents the amount of common stock issuable pursuant to the Equity Purchase Agreement assuming each sale is at the Threshold Price. The shares issuable under the Equity Purchase Agreement is subject to a 9.99% blocker. See the description under the heading “Oasis Equity Line” for more information about the Equity Purchase Agreement.

(6)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 2 Toronto Street, Suite 231, Toronto, ON M5C 2B5. Brian McWilliams is Managing Partner of Lallande Poydras Investment Partnership and has voting and investment power over these securities.

(7)	These shares include the right to acquire 89,320 common shares upon conversion of debentures, 77,000 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 166,320 shares upon the exercise of two warrants. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 105 Harrison Garden Boulevard, Suite GV105, Toronto, ON M2N 0C3. Brian McWilliams is Chief Executive Officer and a Director of Torrington Financial Services Limited and has voting and investment power over these securities.

(8)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 235 Victoria Avenue North, Lindsay, ON K9V 6C9. Gordon McWilliams is sole owner and Director of Tyrell Global Acquisitions Inc. and has voting and investment power over these securities.

(9)	These shares include 115,500 common shares acquired on April 24, 2020 following the conversion of debentures and the right to acquire 115,500 shares upon the exercise of a warrant. The address for the reporting person is 82 Owen Blvd., Toronto, ON M2P 1G3.

(10)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 5863 Lesllie Street, Suite 216, Toronto, ON M2H 1J8. Victoria Glynn is the sole owner and Director of Rutherglen Value Enhancement Inc. and has voting and investment power over these securities.

(11)	These shares include the right to acquire 133,980 common shares upon conversion of debentures, 97,020 common shares acquired on April 7, 2020 following the conversion of debentures and the right to acquire 231,000 shares upon the exercise of a warrant. The warrant held by the stockholder prohibits conversion to the extent that such conversion would cause the stockholder to hold more than 4.99% of our outstanding common shares. The address for the reporting person is 103 Gloucester Avenue, Oakville, ON L6J 3W3. Kathryn Fell is the sole owner and Director of 1542082 Ontario Limited and has voting and investment power over these securities.

(12)	These shares include (i) the right to acquire 847,000 common shares upon conversion of Series D Preferred Shares and (ii) 211,745 common shares held by Mr. Strang. The Series D Preferred Shares prohibit conversion to the extent that such conversion would cause the stockholder to hold more than 4.99%, or 9.99% upon notice by the stockholder to us, of our outstanding common shares. The terms of the Series D Preferred Shares also limit the conversion thereof into an aggregate of 800,000 common shares by all holders of Series D Preferred Shares. As of June 19, 2020, the holders of Series D Preferred Shares have converted their Series D Preferred Shares into an aggregate of 450,000 common shares. The address for the reporting person is 28 Cedarbank Crescent, Don Mills, Ontario M3B 3A4. Peter Strang is the sole owner and Director of Gora Consulting Corp. and has voting and investment power over the securities held by Gora Consulting Corp.

(13)	These shares include the right to acquire 847,000 common shares upon conversion of Series D Preferred Shares. The Series D Preferred Shares prohibit conversion to the extent that such conversion would cause the stockholder to hold more than 4.99%, or 9.99% upon notice by the stockholder to us, of our outstanding common shares. The terms of the Series D Preferred Shares also limit the conversion thereof into an aggregate of 800,000 common shares by all holders of Series D Preferred Shares. As of June 19, 2020, the holders of Series D Preferred Shares have converted their Series D Preferred Shares into an aggregate of 450,000 common shares. The address for the reporting person is 140 Marita Place, Concord, Ontario L4K 3J9. Sergio De Francesca is the sole owner and Director of Southvale Global Acquisitions Inc. and has voting and investment power over these securities.

(14)	These shares represent the common stock issuable pursuant to the Consulting Agreement between the Company and the reporting person. The address for the reporting person is 6111 Peachtree-Dunwoody Road Building G, Suite 200 Atlanta, GA 30328. Justin Ouimet is the sole owner and Director of ROK Consulting Inc. and has voting and investment power over these securities.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. The selling stockholders may sell some or all of their shares directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of the sale, or at negotiated prices. Sales by stockholders may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

●	transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	in connection with short sales of the shares entered into after the effective date of the registration statement of which this prospectus is a part;

●	by pledge to secure or in payment of debt and other obligations;

●	through the writing of options, whether the options are listed on an options exchange or otherwise;

●	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

●	through a combination of any of the above transactions.

Each selling stockholder and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to the purchaser or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). However, Oasis Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of common stock during any time prior to the termination of the Equity Purchase Agreement.

Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus if then required in accordance with applicable securities law.

The selling stockholders also may transfer shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners under an amendment to this prospectus under Rule 424(b)(3) or other applicable provisions of the Securities Act of 1933 amending the list of selling stockholders to include the transferees, pledges or other successors in interest as selling stockholders under this prospectus. For the avoidance of doubt, the rights of Oasis Capital pursuant to the Equity Line are not transferable.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares are statutory underwriters within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them would be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of common stock will be paid by the selling stockholders and/or the purchasers. Each selling stockholder has represented and warranted to us that such selling stockholder acquired the securities subject to this prospectus in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

With respect to any shares of common stock issued pursuant to the Equity Line that are resold hereunder, Oasis Capital and any broker-dealers that are involved in selling such shares are statutory underwriters within the meaning of the Securities Act in connection with such sales. Any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them are underwriting commissions or discounts under the Securities Act, and such broker-dealers or agents will be subject to the prospectus delivery requirements of the Securities Act.

We have advised each selling stockholder that it may not use shares to be sold under this prospectus to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus forms a part shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders. This discussion applies to U.S. Holders that hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, holders who are subject to Section 451(b) of the Code, persons who hold common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences relating to an investment in the common shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of common shares.

Persons considering an investment in common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “PFIC income test”) or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for the year ending December 31, 2019. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of common shares, which may fluctuate considerably, we may be a PFIC in future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our legal counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for common shares. In the case of common shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the common shares (no such election is available to warrants). If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares (but not for our warrants). A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our common shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election, however, will not apply to any non-U.S. subsidiaries that we currently own, may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we currently own, may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the common shares.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election (no such election is available to warrants). At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of common shares or rights to acquire common shares) will be the fair market value of such property on the date of distribution.

Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S. Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our common shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend the common shares to be. Therefore, subject to the discussion above under “Passive Foreign Investment Company Consequences,” if the U.S. Treaty is applicable, or if the common shares are readily tradable on an established securities market in the United States, dividends paid on common shares will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in common shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of common shares generally must be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder:

●	fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or

●	is described in certain other categories of persons.

However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO THE INVESTOR OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) that apply to a purchaser who acquires, as a beneficial owner, common shares and who, at all relevant times, for purposes of the Tax Act or any applicable income tax treaty or convention (1) is not, and is not deemed to be, resident in Canada; (2) deals at arm’s length with the Company and is not affiliated with the Company; (3) does not use or hold, and is not deemed to use or hold, the common shares in a business carried on, or deemed to be carried on, in Canada; and (4) has not acquired the common shares in a transaction or transactions considered to be an adventure in the nature of trade. A purchaser that meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders.

Special rules, which are not discussed in this summary, may apply to a Holder that is (i) an insurer that carries on an insurance business in Canada and elsewhere; or (ii) an “authorized foreign bank” (as defined in the Tax Act). All such purchasers should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), and where noted the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Treaty”) and the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations and the Canada-U.S. Tax Treaty publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practice of the CRA whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account other federal or any provincial, territorial, state, or foreign tax legislation or considerations, which may be different from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser, and no representations with respect to the income tax consequences to any purchaser are made. Prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring common shares pursuant to this offering having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all relevant amounts relating to the acquisition, holding or disposition of the common shares (including adjusted cost base, proceeds of disposition, and dividends, if any) must generally be expressed in Canadian dollars. Accordingly, amounts denominated in U.S. dollars must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding under any applicable income tax treaty or convention between Canada and the country of residence of the Holder. Where the Holder is a U.S. resident entitled to applicable benefits under the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Holders who may be eligible for a reduced rate of withholding on dividends pursuant to any applicable income tax treaty or convention should consult with their own tax advisors.

Disposition of Common Shares

Generally, a Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition of common shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the common shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the common shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Nasdaq) at the time a common shares are disposed of, the common shares will generally not constitute taxable Canadian property to a Holder at a particular time, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions have been met concurrently: (i) the Holder, persons with whom the Holder did not deal with at arm’s length, partnerships in which the Holder or persons with whom the Holder did not deal with at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Holder together with all such foregoing persons and partnerships, owned 25% or more of the issued shares of any class or series of the Company’s capital stock, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or civil law rights in such property, whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

If the common shares are taxable Canadian property to a Holder any capital gain realized on the disposition or deemed disposition of such common shares may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Holder.

A Holder whose common shares may be taxable Canadian property, should consult their own tax advisors with respect to the consequences of disposing of a common share.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Meretsky Law Firm, Toronto, Ontario, Canada M5H 3T9.

EXPERTS

The Company’s consolidated financial statements as of December 31, 2019, and for the year then ended, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Smythe LLP, an independent registered public accounting firm, as stated in their report, incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Company’s consolidated financial statements as of December 31, 2018, and for the year then ended, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report, incorporated herein by reference. Such consolidated financial statements have been incorporated in reliance upon the report of such firm (which report expresses an unqualified opinion and includes explanatory paragraphs regarding a going concern uncertainty and a change in accounting principle and an emphasis of a matter paragraph relating to discontinued operations) given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. The SEC maintains a website that contains reports, proxy and other information statements about issuers, including us, that file electronically with the SEC. The address of the website is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

We incorporate by reference the documents listed below that we have previously filed with the SEC:

●	Our Annual Report on Form 10-K for the year ended December 31, 2019, filed on May 14, 2020 as amended by Amendment No. 1 to our Annual Report on Form 10-K/A filed on May 15, 2020;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on June 24, 2020;

●	Our Current Reports on Form 8-K filed on January 6, 2020, March 27, 2020, March 30, 2020, May 4, 2020, May 8, 2020, May 14, 2020, May 19, 2020 and May 20, 2020; and

●	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 001-36532), filed with the SEC on July 7, 2014, pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference in this prospectus or any prospectus supplement shall be deemed to be modified or superseded to the extent that a statement contained herein, therein or in any other subsequently filed document that also is incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, Canada M3C 1W3

Attn: Peter Tassiopoulos, Chief Executive Officer

(858) 571-5555

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or the selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

Until July 31, 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.

13,136,666 Shares

SPHERE 3D Corp.

COMMON STOCK

PROSPECTUS

July 6, 2020